Filed under Rule 433

File No. 333-195496-01

Final Term Sheet

February 15, 2017

Issuer:	Consumers Energy Company
Security:	3.95% First Mortgage Bonds due 2047
Aggregate Principal Amount Offered:	$350,000,000
Maturity Date:	July 15, 2047
Coupon:	3.95%
Yield to Maturity:	3.974%
Spread to Benchmark Treasury:	+87.5 basis points
Benchmark Treasury Security:	2.875% due November 15, 2046
Benchmark Treasury Price and Yield:	95-21; 3.099%
Interest Payment Dates:	January 15 and July 15
First Interest Payment Date:	July 15, 2017 (short first coupon)
Public Offering Price:	99.582%
Optional Redemption:	Make-whole call at any time prior to January 15, 2047 at Treasury rate plus 15 basis points and, thereafter, at par
Trade Date:	February 15, 2017
Settlement Date:	February 22, 2017 (T+4)
Expected Ratings:	A1 / A / A+ (Moody’s / S&P / Fitch)
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Scotia Capital (USA) Inc.
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC
Co-Managers:	Fifth Third Securities, Inc.
U.S. Bancorp Investments, Inc.
CUSIP/ISIN:	210518 DA1/US210518DA13

Consumers Energy Company has filed a registration statement (including a prospectus, as supplemented) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents Consumers Energy Company has filed with the SEC for more complete information about Consumers Energy Company and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Consumers Energy Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-

9146, Goldman, Sachs & Co. toll-free at (866) 471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322, Scotia Capital (USA) Inc. toll-free at (800) 372-3930, SMBC Nikko Securities America, Inc. toll-free at (888) 868-6856 and Wells Fargo Securities, LLC toll-free at (800) 645-3751.

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